UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 28, 2018, Mr. Yulong Zhu resigned from the board of directors (the “Board”) of Yulong Eco-Materials Limited (the “Company”). Mr. Zhu’s resignation did not result from any disagreement with the Company.

On the same day, Wancheng Xie was appointed as a director to fill in the vacancy created by Mr. Xin’s resignation effective immediately. Mr. Xie was also appointed as chairman of the Board

Since January 2014 he has served as President of Shenzhen Motian Gaoxin Group, a trading company which does business with partners in 55 countries, over 600 outlet stores, 80 agency branches and more than 30,000 employees From March 2010 to October 2013 he served as Chief Operating Officer of Shenzhen Asayi Investment Company where he was responsible for regional construction and national network sales of consumer goods. Mr. Xie obtained a bachelor degree at the School of Business Administration at Henan University in 1993.

Mr. Xie has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Xie had, or will have, a direct or indirect material interest.

Other Information

Attached hereto as Exhibit 99.1 is the Offer Letter between the Company and Mr. dated January 28, 2018

Exhibits

99.1	Offer Letter between the Company and Mr. Xie dated January 28, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: February 2, 2018	By:	/s/ Yulong Zhu
Yulong Zhu,
Chief Executive Officer